UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                  Wavetech International, Inc.
          ---------------------------------------------
                        (Name of Issuer)

                          COMMON STOCK
                 ------------------------------
                 (Title of Class of Securities)

                           944019-20-7
                         --------------
                         (CUSIP Number)

                  DCI Telecommunications, Inc.
                         611 Access Road
                       Stratford, CT 06615
                      Attn: Larry Shatsoff
                       Phone: 203-380-0910
    --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        February 26, 1999
             --------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 944019-20-7                        PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON:   DCI Telecommunications, Inc.
  I.R.S. IDENTIFICATION NO:   84-1155041

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [] (b)[]

3 SEC USE ONLY:

4 SOURCE OF FUNDS:  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6 CITZENSHIP OR PLACE OF ORGANIZATION: Incorporated in Colorado

      NUMBER OF          7    Sole Voting Power:
        SHARES                568,846 shares of Common Stock
     BENEFICIALLY
       OWNED BY          8    Shared Voting Power:
         EACH                 -0-
   REPORTING PERSON
         WITH            9    Sole Dispositive Power
                              568,846 shares of Common Stock

                         10   Shared Dispositive Power
                              -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
   568,846 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES: [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.6%

14 TYPE OF REPORTING PERSON: CO

                          SCHEDULE 13D

CUSIP NO. 944019-20-7                        PAGE 3 OF 5 PAGES


THIS SCHEDULE 13D IS FILED ON BEHALF OF DCI TELECOMMUNICATIONS,
INC. (the "Reporting Company").

ITEM 1. SECURITY AND ISSUER

This Schedule 13D related to shares of common stock, par value
$.001 per share (the "Common Stock") of Wavetech International,
Inc. (the "Issuer").

The principal executive office and mailing address of the Issuer are 5210 East Williams Circle, Suite 200, Tucson, Arizona 85711,
phone: (520) 750-9093.


ITEM 2. IDENTITY AND BACKGROUND

Name:               DCI Telecommunications, Inc.
                    State of Incorporation:  Colorado

Business address:   611 Access Road
                    Stratford, CT 06615

Principal Business: Telecommunication products and services



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The securities were acquired through an exchange of shares in which the Issuer exchanged 568,846 shares of its common stock, equating to approximately 16.6% of its outstanding shares (after giving effect to the issuance of such shares) for 576,047 shares of common stock of the Reporting Company representing approximately 2% of its currently outstanding shares (after giving effect to the issuance of such shares).

                          SCHEDULE 13D

CUSIP NO. 944019-20-7                        PAGE 4 OF 5 PAGES


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Company acquired the shares of common stock of the Issuer for purposes of certain business synergies. The Issuer and the Reporting Company have also entered into a merger agreement (reference Form 8-K dated November 16, 1998 as filed by the Reporting Company). However, this transaction was negotiated separately from the merger and neither transaction is dependent upon the other.

In connection with the stock exchange, the Issuer and Reporting
Company have agreed to add one member to their respective Board of Directors from each other's company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

According to information furnished to the Reporting Company by the Issuer, there were 2,858,523 shares of common stock issued and outstanding as of January 22, 1999. Based on such information, the Reporting Company directly owns and has sole power to vote 568,846 shares of Issuer which represents 16.6% of the currently outstanding common stock of the Issuer, after giving effect to the issuance of the shares to the Reporting Company in this transaction.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Company has agreed to vote its shares for and against any proposals submitted to the Issuer's shareholders in the same proportions as are cast by the Issuer's other outstanding shares.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.1  Agreement, dated February 26, 1999 among Wavetech
     International, Inc. and DCI Telecommunications, Inc.
1.2  Wavetech International, Inc. and DCI Telecommunications,
Inc. Merger Agreement (filed by reference)

                          SCHEDULE 13D

CUSIP NO. 944019-20-7                        PAGE 4 OF 5 PAGES


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 8, 1999             Signature: Joseph J. Murphy
                                Name: Joseph J. Murphy

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                          Exhibit Index

1.1  Agreement, dated February 26, 1999 among Wavetech
     International, Inc. and DCI Telecommunications, Inc.

1.2  Wavetech International, Inc. and DCI Telecommunications,
     Inc. Merger Agreement (reference Form 8K, dated November
                              16, 1998 filed by DCI
                              Telecommunications, Inc.)

                           AGREEMENT


      This AGREEMENT (the "Agreement") is entered into as of this
26th day of February, 1999 by and between Wavetech International,
Inc.,    a    Nevada    corporation    ("Wavetech")    and    DCI
Telecommunications, Inc., a Colorado corporation ("DCIC").

                            RECITALS

      WHEREAS, DCIC and Wavetech have agreed to exchange  568,846 shares of the common stock, $.001 par value per share of Wavetech
(the "Wavetech Common Stock") for 576,047 shares of DCIC's common stock, $.01 par value per share (the "DCIC Common Stock");

      WHEREAS, in connection with such exchange, each of the parties have agreed to nominate one person designated by the other party to serve on their respective Boards of Directors; and

     WHEREAS, as a further condition to making the exchange of the DCIC Common Stock and the Wavetech Common Stock, each of the parties to this Agreement has agreed to place certain restrictions upon their ability to cast votes with respect to the shares to be acquired and take certain other actions related to the common stock of the other party.

      NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                           ARTICLE I

                          DEFINITIONS

      I.1 Adverse Action. An "Adverse Action" shall mean any adverse investigation, order or other proceeding or action by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. or any other governmental agency, self-regulatory agency, stock exchange or quotation system having jurisdiction over DCIC or Wavetech, as the case may be, the subject of which is DCIC, Wavetech or any of their respective Affiliates.

      I.2 Affiliate. An "Affiliate" of a Person shall have the meaning set forth in Rule 12b-2 of the Exchange Act as in effect on the date hereof and, in addition, shall include "Associates" (as defined in Rule 12b-2 of the Exchange Act as in effect on the date hereof) of such Person and its Affiliates.

      I.3 Beneficial Owner. A Person shall be deemed to "beneficially own, " or to have "beneficial ownership" of, any Voting Securities in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof and, in addition, such terms shall include securities which such Person has the right to acquire (irrespective of whether such right is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

      I.4 Effective Date. The Agreement shall become effective as of the date hereof (the "Effective Date").

      I.5  Exchange Act. "Exchange Act" shall mean the Securities
Exchange Act of 1934, as amended.

      I.6 Fair Market Value "Fair Market Value" shall mean the closing sales price of the DCIC Common Stock or the Wavetech Common Stock, as the case may be, on February __, 1999. The Fair Market Value of the Wavetech Common Stock is $2.50 per share. The Fair Market Value of the DCIC Common Stock is $2.468 per share.

      I.7 Person. "Person" shall mean any individual, group, corporation, partnership, firm, government or agency or political subdivision thereof, or other entity of whatever nature.

      I.8   Securities  Act   "Securities  Act"  shall  mean  the
Securities Act of 1933, as amended.

       1.9. Standstill Termination Date. The "Standstill Termination Date" shall be the later of (i) the first anniversary date of this Agreement or (ii) the date on which there is a final resolution of that certain investigation by the Securities and Exchange Commission of DCIC which is currently pending; provided, however, that if such investigation results in a resolution materially adverse to DCIC's business or financial condition or in a finding that DCIC or any of its Affiliates has engaged in intentional or willful misconduct or fraud, the Standstill Termination Date shall be such date as the shares of Wavetech Common Stock acquired by DCIC pursuant to this Agreement have been disposed of in accordance with Article IV hereof. For purposes of this definition, "resolution" shall mean any settlement, injunction, order or other final, non-appealable decision in such matter.

      I.10 Standstill Period. The period from the Effective Date through the Standstill Termination Date is referred to herein as the "Standstill Period. "

      I.11 Voting Securities. "Voting Securities" shall mean the shares of Common Stock and any other securities of DCIC and Wavetech, as the context implies, entitled to vote generally in the election of directors or any other securities (including, without limitation, rights and options) convertible into, exchangeable for or exercisable for, any of the foregoing (whether or not presently convertible, exchangeable or exercisable).

                           ARTICLE II

                       PURCHASE AGREEMENTS

     II.1 Exchange of Shares. Effective as of the Effective Date, DCIC hereby agrees to purchase and Wavetech hereby agrees to sell to DCIC, 568,846 shares of restricted Wavetech Common Stock. In exchange for the shares of Wavetech Common Stock to be acquired, DCIC hereby agrees to issue to Wavetech, 576,047 shares of DCIC Common Stock. DCIC and Wavetech each acknowledge and agree that the shares of DCIC Common Stock and Wavetech Common Stock to be exchange in accordance with this paragraph have an equivalent Fair Market Value.

      II.2 Representations and Warranties of Wavetech. Wavetech does hereby represent, warrant and agree with DCIC as of the Effective Date, the following:

          (a) Authority. Wavetech has the full right, power and authority to issue, sell and deliver to DCIC the shares of Wavetech Common Stock as contemplated by this Agreement. Wavetech shall convey to DCIC valid and marketable title to such shares, free of any preemptive rights, options or encumbrances of any kind whatsoever.

          (b) Due Organization. Wavetech is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with all requisite corporate power and authority to carry on its business as now conducted and to own and operate the assets and properties now owned and operated by it. Wavetech is duly qualified as a foreign corporation in each jurisdiction where such qualification is required.

          (c) Absence of Material Adverse Changes. Except as has been previously disclosed in Wavetech's public filings with the Securities and Exchange Commission or in writing to DCIC, there has not been any material adverse change in the assets, operations or financial condition of Wavetech, nor is Wavetech aware of any events or circumstances which could reasonably be anticipated to have, with the lapse of time or otherwise, a material adverse effect upon the assets, operations or financial condition of Wavetech.

          (d) Full Disclosure. Wavetech has provided to DCIC, copies of all public filings made by Wavetech with the Securities and Exchange Commission during the preceding five (5) years. Such filings are accurate, complete and do not contain any untrue statement of material fact nor do they omit any material information necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. All of Wavetech's financial statements included in such filings are true, complete, and accurate and were prepared in accordance with generally accepted accounting principles.

          (e) No Conflict. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereunder will violate (with or without giving of notice or the passage of time), be in conflict with, result in a breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default under, or result in the creation or imposition of any security interest, lien, charge or other encumbrance upon any property or assets of Wavetech, under applicable law, or pursuant to or under any of Wavetech's charter documents or under or pursuant to any indenture, mortgage or other agreement or understanding, order, judgement, award, decree, statute, ordinance, or regulation of any kind or character to which Wavetech is a party or by which Wavetech or any of its assets is subject or may be bound. Wavetech has not granted to any third party any options, rights or other interests in the shares of Wavetech Common Stock to be issued to DCIC hereunder and Wavetech is not a party to any agreement, contract or understanding regarding the same. The shares of Wavetech Common Stock to be issued to DCIC are not subject to any preemptive or other similar rights.

          (f) Consents. No consent, approval or authorization of, or declaration, filing or registration with any third party, including any governmental entity, is required by Wavetech in connection with the execution, delivery and performance by Wavetech of this Agreement or the consummation of the transactions contemplated herein

          (g) Investment Decision. The Board of Directors of Wavetech has reviewed all information as it has deemed necessary to make an informed decision as to the acquisition of the DCIC Common Stock to be received in exchange for the shares of Wavetech Common Stock to be issued pursuant to this Agreement. Wavetech has received copies of all public filings of DCIC made with the Securities and Exchange Commission during the preceding five (5) years, including all amendments thereto. Wavetech has reviewed all of such filings and is familiar with the business condition and financial condition and results of operations of DCIC as reported therein. Based upon such review, the Board of Directors has made an evaluation of the risks associated with making an investment in the shares of DCIC Common Stock to be received by Wavetech and it has determined that Wavetech is fully able to bear such risks.

          (h) Restricted Nature of Shares to be Acquired. Wavetech is acquiring the shares of DCIC Common Stock for investment purposes only. In addition to the other restrictions set forth in this Agreement, Wavetech understands that such shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement or an available exemption from registration, such shares must be held indefinitely.

      II.3  Representations and Warranties of  DCIC.   DCIC  does
hereby represent, warrant and agree with Wavetech as of the Effective Date, the following:

          (a) Authority. DCIC has the full right, power and authority to issue, sell and deliver to Wavetech the shares of DCIC Common Stock as contemplated by this Agreement. DCIC shall convey to Wavetech valid and marketable title to such shares, free of any preemptive rights, options or encumbrances of any kind whatsoever.

          (b) Due Organization. DCIC is a corporation duly organized, validly existing and in good standing under the laws of Colorado, with all requisite corporate power and authority to carry on its business as now conducted and to own and operate the assets and properties now owned and operated by it. DCIC is duly qualified as a foreign corporation in each jurisdiction where such qualification is required.

          (c) Absence of Material Adverse Changes. Except as has been previously disclosed in DCIC's public filings with the Securities and Exchange Commission or in writing to Wavetech there has not been any material adverse change to the assets, operations or financial condition of DCIC, nor is DCIC aware of any events or circumstances which could reasonably be anticipated to have, with the lapse of time or otherwise, a material adverse effect upon the assets, operations or financial condition of DCIC.

          (d) Full Disclosure. DCIC has provided to Wavetech, copies of all public filings made by DCIC with the Securities and Exchange Commission during the preceding five (5) years. Such filings are accurate, complete and do not contain any untrue statement of material fact nor do they omit any material information necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. All of DCIC's financial statements included in such filings are true, complete, accurate and were prepared in accordance with generally accepted accounting principles.

          (e) No Conflict. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereunder will violate (with or without giving of notice or the passage of time), be in conflict with, result in a breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default under, or result in the creation or imposition of any security interest, lien, charge or other encumbrance upon any property or assets of DCIC, under applicable law, or pursuant to or under any of DCIC's charter documents or under or pursuant to any indenture, mortgage or other agreement or understanding, order, judgement, award, decree, statute, ordinance, or regulation of any kind or character to which DCIC is a party or by which DCIC or any of its assets is subject or may be bound. DCIC has not granted to any third party any options, rights or other interests in the shares of DCIC Common Stock to be issued to Wavetech hereunder and DCIC is not a party to any agreement, contract or understanding regarding the same. The shares of DCIC Common Stock to be issued to Wavetech are not subject to any preemptive or other similar rights.

          (f) Consents. No consent, approval or authorization of, or declaration, filing or registration with any third party, including any governmental entity, is required by DCIC in connection with the execution, delivery and performance by DCIC of this Agreement or the consummation of the transactions contemplated herein.

          (g) Investment Decision. The Board of Directors of DCIC has reviewed all information as it has deemed necessary to make an informed decision as to the acquisition of the Wavetech Common Stock to be received in exchange for the shares of DCIC Common Stock to be issued pursuant to this Agreement. DCIC has received copies of all public filings of Wavetech made with the Securities and Exchange Commission during the preceding five (5) years, including all amendments thereto. DCIC has reviewed all of such filings and is familiar with the business condition and financial condition and results of operations of DCIC as reported therein. Based upon such review, the Board of Directors has made an evaluation of the risks associated with making an investment in the shares of Wavetech Common Stock to be received by DCIC and it has determined that DCIC is fully able to bear such risks.

          (h) Restricted Nature of Shares to be Acquired. DCIC is acquiring the shares of Wavetech Common Stock for investment purposes only. In addition to the other restrictions set forth in this Agreement, DCIC understands that such shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement or an available exemption from registration, such shares must be held indefinitely.

       II.4  Survival  of  Representation  and  Warranties.   The
representations, warranties and agreements of Wavetech and DCIC, respectively, shall survive the exchange of shares contemplated hereunder.

                           ARTICLE III

                      BOARD REPRESENTATION

      III.1 Designated Board Representatives. In order to induce the other party to enter into this Agreement, each of DCIC and Wavetech agrees to appoint to their respective Boards of Directors a person designated by the other party. At each meeting of the shareholders of DCIC and Wavetech held during the Standstill Period for the purpose of electing directors, a person designated by other party shall be nominated for election to the Board of Directors of DCIC and Wavetech, respectively. Each party's right under this Section III.1 to designate a person to serve as a member of the Board of Directors of the other party shall immediately terminate and no longer be of any force or effect if there is a resolution in an Adverse Action to which such party or any of their respective Affiliates is subject which results in a material adverse effect upon such party's business or financial condition or in a determination that such party or their Affiliates engaged in willful or intentional misconduct.

      III.2 Removal of Board Designee. Any person appointed or elected to the Board of Directors in accordance with Paragraph
III.1 of this Agreement who is or becomes the subject of any Adverse Action, may be removed by the other members of such Board of Directors. Following any such removal, the party designating such person will have the right to designate an alternative person for nomination to the Board of Directors of the other party.

                           ARTICLE IV

                           COVENANTS

     IV.1 Standstill Covenants. Each of DCIC and Wavetech hereby agrees that during the Standstill Period, without the prior written consent of the Board of Directors of the other party, specifically expressed in a resolution adopted by a majority of such directors, DCIC, on the one hand and Wavetech, on the other hand will not and will not cause their respective Affiliates to:

          (a) acquire, directly or indirectly, any shares of the Voting Securities of the other party;

          (b) sell, transfer, convey, hypothecate or otherwise grant any interest to any third party in the shares of DCIC Common Stock and Wavetech Common Stock to be received pursuant to this Agreement, other than in ordinary market transactions through a broker;

          (c) make, or in any way participate, directly or indirectly, in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date hereof) of proxies or consents (whether or not relating to the election or removal of directors), seek to advise, encourage or influence any Person with respect to the voting of any Voting Securities, initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date hereof) stockholders of the other party for the approval of stockholder proposals whether made pursuant to Rule 14a-8 of the Exchange Act or otherwise, or induce or attempt to induce any other Person to initiate any such stockholder proposal;

          (d) seek, propose, or make any statement with respect to, any merger, consolidation, business combination, tender or exchange offer, sale, or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transaction of or involving the other party or any of its respective Affiliates;

          (e) form or cause the formation of, join or in any way participate, directly or indirectly in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities of the other party;

          (f) other than as contemplated by this Agreement, otherwise act, alone or in concert with others, to control or seek to control the management, Board of Directors or policies of the other party;

          (g) seek, alone or in concert with others, the removal of any member of the Board of Directors of the other party;

          (h) make any publicly disclosed proposal with respect to the other party or any of its Affiliates;

          (i) issue any press release or make any other public statement regarding the business of the other party;

          (j) make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or make or disclose any request to amend, waive or terminate any provision of this Agreement;

          (k) disclose or reveal any confidential information of the other party to any Person who is not bound by any agreement to maintain the confidential nature of such information; or

          (l) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other Person in connection with any of the foregoing.

     IV.2 Other Covenants. Each of DCIC and Wavetech agrees to vote the shares of Wavetech Common Stock and DCIC Common Stock, respectively, to be received by them pursuant to this Agreement, for and against any proposal submitted to a vote of the shareholders of such class of securities in the same proportions as voted by all other shareholders who cast a vote on such proposal.

                            ARTICLE V

                         MISCELLANEOUS

      V.1 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

      V.2 Rights and Remedies. The rights and remedies provided to each of the parties herein shall be cumulative and in addition to any other rights and remedies provided by law, in equity or otherwise. Any failure by either party to enforce any provision of this Agreement or any default or violation by the other party shall not prejudice such party's right of enforcement for any further or other default or violation.

      V.3 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, in whole or in part, the remainder of the Agreement shall not be affected thereby and the offending provision shall be reformed to the full extent permitted by law in order to give maximum effect to the parties' intent in entering into this Agreement.

     V.4 Successors or Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

      V.5 Counterparts. This Agreement may be executed in any number of counterparts and all of which when taken together shall be deemed to be an original and constitute one and the same instrument.

      V.6 Governing Law; Jurisdiction and Venue. This Agreement shall be construed in accordance with the laws of the State of Arizona without regard to conflicts of law principles. Each of DCIC and Wavetech does hereby irrevocably consent to the non-exclusive jurisdiction of a court located in Arizona for the purpose of enforcing or interpreting this Agreement and the transactions contemplated hereby.

       V.7 Specific Performance. DCIC and Wavetech each acknowledges and agrees that irreparable injury to the other party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be compensable in damages. It is accordingly agreed that each party hereto (the "Moving Party") shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The parties further agree that no bond shall be required as a condition to the granting of any such relief.

      V.8 No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any beach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

      V.9   Headings.   The  section headings  contained  in  the
Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of this Agreement.

     V.10 Further Assurances. From time to time on and after the date hereof, DCIC and Wavetech shall deliver or cause to be delivered to the other party hereto such further documents and instruments and shall do and cause to be done such further acts as the other party hereto shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure that it is protected in acting hereunder.

      V.11 Attorneys' Fees. In any action or proceeding brought upon or in connection with this Agreement, the prevailing party shall be awarded reasonable attorneys' fees and disbursements as determined by the court.

      V.12 Voluntary and Knowing Agreement. The parties enter into this negotiated Agreement freely and voluntarily with full and complete knowledge of the meaning and legal significance of the terms of the Agreement. The parties have had an opportunity to discuss each provision of this Agreement with independent legal counsel and the terms are fully understood and voluntarily accepted by each of them.


                 (Signatures on following page)

      IN WITNESS WHEREOF, Wavetech and DCIC have executed or caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                              WAVETECH INTERNATIONAL, INC.


                              By:
                              Name:  Gerald I. Quinn
                              Title: President and Chief
                                       Executive Officer

                              DCI TELECOMMUNICATIONS, INC.


                              By:
                              Name:  Joseph J. Murphy
                              Title: President and Chief
                                      Executive Officer